

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

<u>Via E-mail</u>:
Limin Li
Chairman and Chief Executive Officer
VisionChina Media Inc.
1/F Block No.7 Champs Elysees
Nongyuan Road, Futian District
Shenzhen 518040
People's Republic of China

> **Re: VisionChina Media Inc.**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 1-33821**

Dear Mr. Li:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Operating and Financial Review and Prospects, page 67

1.   We note on page 47 that substantially all your revenues are derived from VisionChina Media Group and Beijing Eastlong Advertising. Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from your consolidated variable interest entities. The information should be in sufficient detail to convey qualitatively and quantitatively the assets and operations that are not subject to involvement with your consolidated variable interest entities.

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-7

Agreements that Transfer Economic Benefits to CDTC and Eastlong Technology, page F-8

2.   We refer to the agreements, as disclosed on page F-8 that transfer economic benefits to CDTC and Eastlong Technology. Please revise to explain in detail how these agreements in the aggregate convey substantially all of the economic benefits of the VIEs to CDTC and Eastlong Technology (the WFOEs). In your response, please provide us with your proposed disclosures and cite the specific clauses in each respective agreement, and describe and quantify how the fees are significant to the VIEs.

3.   We note that the fees payable are agreed upon and subject to periodic adjustments by both parties to the agreements. Please revise to describe how the fees are determined under each contract and the rights of each party in the negotiation process.

4.   We refer to the risk factor on page 28 beginning with, "*We rely on contractual arrangements with our consolidated affiliated entities in China…*" In this disclosure you state that if your consolidated affiliated entities or their subsidiaries terminate these contractual arrangements, you would not be able to continue your business operations unless the then current PRC law allows us to directly operate advertising businesses in China. Please tell us and disclose how your VIEs can terminate the contracts and if any substantive kick-out rights are available to them. Please explain in more detail how the VIEs, as a "non-defaulting party" can terminate the respective agreements.

5.   We refer to the financial information of your VIEs as presented on page F-11. The composition of total liabilities is unclear. Please provide us with a summary analysis of the total assets, liabilities and revenue of the VIEs reconciled to total company.

6.   We note on page 47 that substantially all your revenues are derived from VisionChina Media Group and Beijing Eastlong Advertising. Please tell us how you addressed the

disclosures required by ASC 810-10-50-12(d), which requires qualitative and quantitative information about involvement with the VIE, including, but not limited to, the nature, purpose, size, and activities of the VIE. In this regard, it is unclear to us whether the VIEs perform substantially all of your operations or whether they hold only certain assets or licenses.

Risks in Relation to the VIEs Structure, page F-10

7.   We note your disclosure that the equity holders of the VIEs are also shareholders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. Please tell us how the equity holders of the VIEs, also being shareholders of the Group, precludes them from acting contrary to the contractual arrangements, or revise your disclosures as appropriate.

8.   Please expand your disclosure to describe the consequences of the noted risks, including not being able to consolidate the VIEs and their subsidiaries.

9.   We note in section 4.1 of the equity pledge agreement filed as exhibit 4.10 states: "The illegality or invalidity of the whole or party of the 2007 Loan Agreement, the 2007 Service Agreement and the 2007 Domain Name License Agreement, and all other guarantees for them shall not affect the validity of this Agreement and/or the obligations and responsibilities of Pledgors of this Agreement." Please tell us whether the listed agreements are illegal or invalid. If they are not illegal or invalid, then tell us why this clause was inserted into the equity pledge agreement.

Schedule I, page F-61

10.   We note from Schedule I that as of December 31, 2011, the amount due from subsidiaries was $148,613,908. Please tell us the actual payment history of fees from the VIEs to the WFOEs. Expand your discussion of liquidity on page 89 to describe how funds are remitted to the WFOE and registrant under the various VIE agreements.

11.   We refer to the consideration payable of $64 million presented on the face of your consolidated balance sheet at December 31, 2011. Based on the parenthetical note accompanying this line item, it appears that none of this amount payable at December 31, 2011 is attributable to your consolidated VIEs. However, in Schedule I, we have not been able to locate the $64 million payable in the condensed balance sheet of the registrant. Please explain.

Form 6-K Filed November 21, 2012

12.   We note from your discussion of third quarter operating results, that the operating loss in the second quarter of 2012 was primarily attributable to a non-cash impairment charge of $178.8 million as the result of a write-down of goodwill and intangible assets in

connection with the company's acquisitions consummated in 2008 and 2010. We note from your disclosures in the goodwill footnote on page F-39 of your Form 20-F for the year ended December 31, 2011, that none of your reporting units failed step one of the goodwill impairment test and; therefore, were not impaired at December 31, 2011. Please tell us about the facts and circumstances that changed so significantly from December 31, 2011 to June 30, 2011 that required you to record impairments in the second quarter of 2012.

13. We also note that the impairment assessments are still in process and have not been finalized. Please explain why they have not been finalized.

14. We note that on August 13, 2012 the New York State Supreme Court entered an order directing VisionChina Media and its subsidiary, Vision Best Limited, on or before August 21, 2012 (a) to transfer $60 million in assets readily convertible into U.S. currency into New York State, to be held in the custody of the New York City Sheriff's Office, (b) to deposit $60 million into an escrow account controlled by the Sheriff, or (c) to make other arrangements satisfactory to the plaintiffs in the litigation for security with respect to the final judgment plaintiffs seek in that amount. In accordance with the above-mentioned order, you applied to the State Administration on Foreign Exchange ("S.A.F.E.) for approval to transfer an amount equivalent to approximately $56.8 million due under this order. S.A.F.E., however, denied the application. Please tell us in detail about the nature of the request made to SAFE, including but not limited to the legal entities involved, why the approval from S.A.F.E. was required and their basis for denying your request.

15. We again refer to your application made to S.A.F.E., requesting approval to transfer the balance of the funds to the Sheriff in New York as required by the August 13 Order. In light of S.A.F.E.'s denial of your application to transfer funds, tell us how you can conclude in accordance with ASC 810-10-25-38A that you are the primary beneficiary of your VIEs and have the right to receive substantially all of the economic benefits.

16. Please reconcile for us S.A.F.E.'s denial of your application to transfer funds with your disclosure on page 37 of your most recent Form 20-F that payments of current account items, including profit distributions and expenditures from trade related transactions, can be made in foreign currencies without prior approval from S.A.F.E. by complying with certain procedural requirements.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc: Mr. Chris Lin, Simpson Thacher & Bartlett